SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

Amendment No. 2 to

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

___________________

Calprop Corporation
(Name of Subject Company)

Calprop Corporation
NewCal Corporation
Victor Zaccaglin
John Curci, Sr.
(Names of Persons Filing Statement)

Common stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Henry Nierodzik
Chief Accounting Officer
13160 Mindanao Way, Suite 180
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Adam Cohen, Esq.
Reish, Luftman, Reicher &Cohen
11755 Wilshire Boulevard, 10th Floor
Los Angeles, CA 90024
(310) 478-5831

James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, CA 90071
(213) 229-9500

     This statement is filed in connection with (check the appropriate box):

     a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☑ A tender offer.
     d. ☐ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction
Valuation*

$1,067,655.55

Amount of Filing Fee **

$125.66

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares, no par value (the “Shares”) of Calprop Corporation (the “Company”) (other than the 8,094,658 Shares owned by Mr. Zaccaglin and affiliates, to be tendered to the Purchaser pursuant to the terms of the tender offer) at a purchase price of $0.65 per Share, net to the seller in cash. As of March 21, 2005, there were 1,642,547 such Shares.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $125.66	Filing Parties: NewCal Corporation, Victor Zaccaglin and John Curci, Sr.

Form or Registration No.: Schedule TO	Date Filed: March 25, 2005

     This Amendment No. 2 to Schedule 13E-3 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 25, 2005 (as amended, the “Schedule 13E-3”), in connection with the tender offer by NewCal Corporation, a California corporation (the “Purchaser”), to purchase any and all of the outstanding shares of Calprop Common Stock, no par value (the “Shares”), at a purchase price of $0.65 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated March 25, 2005 (as amended, the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported on the Schedule 13E-3.

Item 15. Additional Information

     Purchaser has extended the Offer until midnight, New York City time, on Thursday, May 19, 2005. Purchaser has amended and restated the Offer to Purchase, the Letter of Transmittal, the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Notice of Guaranteed Delivery previously mailed to Calprop stockholders on March 25, 2005. These amended and restated documents were mailed to stockholders, together with a letter to Calprop’s stockholders summarizing the revisions dated April 22, 2005.

Item 16. Exhibits

     The following are exhibits to this Statement:

Exhibit No.	Description

(a)(1)	Amended and restated Offer To Purchase (incorporated by reference to Exhibit (a)(1) to Amendment No. 2, dated April 25, 2005, to Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(2)	Shareholders Agreement (incorporated by reference to Exhibit (a)(2) to Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(3)	Amended and restated Letter of Transmittal (incorporated by reference to Exhibit (a)(3) to Amendment No. 2, dated April 25, 2005, to Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(4)	Amended and restated form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to Amendment No. 2, dated April 25, 2005, to Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(5)	Amended and restated Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(5) to Amendment No. 2, dated April 25, 2005, to Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

Exhibit No.	Description
(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to Schedule TO filed with the Commission by the Purchaser on March 25, 2005).

(a)(7)	Amendment No. 1 dated April 20, 2005, to Schedule 14D-9, filed with the Commission on March 25, 2005 (incorporated by reference).

(a)(8)	Letter to Stockholders of Calprop Corporation (incorporated by reference to Exhibit (a)(7) of Amendment No. 2, dated April 25, 2005, to Schedule TO filed by the Purchaser on March 25, 2005)

(a)(9)	Press Release of Calprop Corporation (incorporated by reference to Exhibit (a)(8) to Amendment No. 2, dated April 25, 2005, to Schedule TO filed by the Purchaser on March 25, 2005)

(c)(1)	Fairness Opinion of Duff & Phelps LLC (incorporated by reference to Exhibit (c)(1) to Schedule TO filed by the Purchaser on March 25, 2005)

(c)(2)	Fairness Opinion Presentation to the Special Committee of the Board of Directors of Calprop Corporation by Duff & Phelps LLC (incorporated by reference to Exhibit (c)(2) to Amendment No.1, dated April 20, 2005, to Schedule TO filed by the Purchaser on March 25, 2005).

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California (incorporated by reference to Exhibit (f) of Schedule TO) filed by the Purchaser on March 25, 2005)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Calprop Corporation
By:	/s/ Henry Nierodzik
Henry Nierodzik
Chief Accounting Officer

NewCal Corporation
By:	/s/ Victor Zaccaglin
Victor Zaccaglin
President

/s/ Victor Zaccaglin
Victor Zaccaglin

/s/ John Curci, Sr.*
John Curci, Sr.

*By Victor Zaccaglin Attorney-in-fact

DATED: April 25, 2005